Exhibit 99.1

Media Release

Planegg/Munich, Germany, December 12, 2018

MorphoSys’s Licensee Janssen Announces Data from the Phase 3

Head-to-Head Study ECLIPSE Demonstrating Superiority of

Tremfya® vs. Cosentyx® as Measured by PASI 90 at Week 48 in the

Treatment of Plaque Psoriasis

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) reported today that its licensee Janssen has announced that results from the ECLIPSE study demonstrated that Tremfya® (guselkumab) was superior to Cosentyx® (secukinumab) in treating adults with moderate to severe plaque psoriasis for the primary endpoint of a PASI 90 response at week 48. According to a press release published by Janssen today, data from the multi-center, randomized, double-blind, head-to-head phase 3 study ECLIPSE demonstrated that 84.5 percent of patients treated with Tremfya® achieved at least 90 percent improvement in their baseline Psoriasis Area Severity Index (PASI) score at week 48, compared with 70.0 percent of patients treated with Cosentyx® (p<0.001). The data, which will be presented today at 5:30pm CET at the 3rd Inflammatory Skin Disease Summit in Vienna, Austria, mark the first-ever results from a head-to-head study comparing an interleukin (IL)-23-targeted biologic therapy (Tremfya®) with an IL-17 inhibitor (Cosentyx®).

Tremfya® is a human anti-IL-23 monoclonal antibody developed by Janssen, and was generated utilizing MorphoSys’s proprietary HuCAL technology. MorphoSys is eligible to certain milestone payments and receives royalties on net sales of Tremfya®.

Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG, said: “We are very pleased about the data from the ECLIPSE trial presented today. Moderate to severe plaque psoriasis is an immune-mediated and highly debilitating disease and we believe that patients particularly need effective long-term treatment options for this chronic illness. We are glad that there are many good treatment options available for patients suffering from this disease and we believe that the results of the ECLIPSE study will help guide clinical practice in this disease.”

ECLIPSE incorporated six major secondary endpoints that used a fixed statistical sequence procedure to control for multiple comparisons and included both shorter and longer-term analyses. Tremfya® demonstrated non-inferiority to Cosentyx® in the first major secondary endpoint, with 84.6 percent of patients on Tremfya® achieving a PASI 75 response at both weeks 12 and 48 vs. 80.2 percent of those on Cosentyx® (p<0.001), however, it did not demonstrate superiority (p=0.062). Because superiority was not demonstrated for the first major secondary endpoint, p-values for all the subsequent major secondary endpoints were considered nominal.

Three of the remaining major secondary endpoints evaluated efficacy at week 48, including achievement of a PASI 100 response and Investigator’s Global Assessment (IGA) scores of 0 (cleared), or 0 or 1 (cleared or minimal disease). At week 48, 58.2 percent of patients receiving Tremfya® achieved a PASI 100 response, compared with 48.4 percent of patients receiving Cosentyx®; 62.2 percent of patients receiving Tremfya® achieved an IGA score of 0 compared to 50.4 percent of patients receiving Cosentyx®; and 85.0 percent of patients receiving Tremfya® achieved an IGA score of 0 or 1 compared to 74.9 percent of patients receiving Cosentyx® (all comparisons with nominal p≤ 0.001).

The remaining major secondary endpoints assessed non-inferiority of Tremfya® versus Cosentyx® at week 12. The percentage of patients achieving a PASI 75 response at week 12 was 89.3 percent for Tremfya® and 91.6 percent for Cosentyx® (p<0.001 for non-inferiority); the percentage of patients achieving a PASI 90 response at week 12 was 69.1 percent for Tremfya® and 76.1 percent for Cosentyx® (p=0.127 for non-inferiority).

According to Janssen, the safety profiles observed for Tremfya® and Cosentyx® in ECLIPSE were consistent with the known safety profiles seen in the respective registration trials and current prescribing information.

Tremfya® has been approved in the U.S., Canada, the European Union, and several other countries for the treatment of plaque psoriasis and in Japan for the treatment of various forms of psoriasis, psoriatic arthritis, and palmoplantar pustulosis. Tremfya® is currently being investigated in clinical studies in several indications, including plaque psoriasis, in pediatric psoriasis, psoriatic arthritis, Crohn’s disease, and hidradenitis suppurativa.

Further information can be found in a press release issued by Janssen on December 12, 2018.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned New Jersey-based U.S. subsidiary MorphoSys US Inc., has approximately 320 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. Cosentyx® is a trademark of Novartis AG.

Forward-looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including expectations regarding the results of the phase 3 head-to-head ECLIPSE trial with Tremfya® (guselkumab) vs. Cosentyx® (secukinumab) in patients with moderate to severe plaque psoriasis, the treatment of patients with plaque psoriasis, psoriatic arthritis or palmoplantar pustulosis as well as the further clinical development of Tremfya® in several indications, including plaque psoriasis, in pediatric psoriasis, psoriatic arthritis, Crohn’s disease and hidradenitis suppurativa conducted by Janssen. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ regarding the results of the phase 3 head-to-head ECLIPSE trial with Tremfya® (guselkumab) vs. Cosentyx® (secukinumab) in patients with moderate to severe plaque psoriasis, the treatment of patients with plaque psoriasis, psoriatic arthritis or palmoplantar pustulosis as well as the further clinical development of Tremfya® in several indications, including plaque psoriasis, in pediatric psoriasis, psoriatic arthritis, Crhon’s disease and hidradenitis suppurativa conducted by Janssen, are incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks as indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com